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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

February 1, 2021

Re:	Adagene Inc. Registration Statement on Form F-1 Filed January 19, 2021 File No. 333-252210

Confidential

Mr. Jason Drory

Ms. Celeste Murphy

Ms. Tracey Houser

Mr. Terence O’Brien

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Jason Drory, Ms. Celeste Murphy, Ms. Tracey Houser and Mr. Terence O’Brien:

On behalf of Adagene Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 28, 2021 on the Company’s registration statement on Form F-1 filed on January 19, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to its registration statement on Form F-1 (the “Amended Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Amended Registration Statement, marked to show changes to the Registration Statement, and two copies of the submitted exhibits.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement where the language addressing a particular comment appears.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Subject to the market conditions and the Staff’s comments, the Company requests that the Staff declare the effectiveness of the Registration Statement on February 8, 2021. A registration statement on Form F-6 relating to the ADSs has been filed with the Commission on January 29, 2021.  The Company would greatly appreciate the Staff’s continued assistance and support in meeting the timetable.

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Registration Statement on Form F-1 filed January 19, 2021

Prospectus Summary, page 1

1.              We note your revised disclosure elsewhere in the registration statement regarding the Holding Foreign Companies Accountable Act enacted on December 18, 2020. In addition to urging investors, “to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” “Business,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy the ADSs,” please include additional disclosure here, calling attention to the risk that you could be potentially delisted pursuant to the Holding Foreign Companies Accountable Act.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Share-based Compensation, page 131

2.              We note your response to comment 15 in our letter dated October 19, 2020. As verbally requested on January 26, 2021 and January 28, 2021, please provide us with the number of options granted for each grant date. To the extent that a material portion of those grants have subsequently been cancelled or forfeited, please also tell us the number by grant date that has been cancelled and/or forfeited. Finally, quantify any discounts applied to arrive at the deemed fair value of ordinary shares at each grant date, such as the discount for lack of marketability. Once we receive this information, we may have further comment.

In response to the Staff’s comment, the Company has submitted the requested information via EDGAR to the Commission.

The Company respectfully submits to the Staff that among the 6,807,492 ordinary shares representing 6,807,492 share options granted in 2020 and January 2021, a total of 3,392,470 share options representing 3,392,470 ordinary shares granted in 2020 have been exercised and a total of 161,000 share options representing 161,000 ordinary shares granted in 2020 have been cancelled or forfeited. Therefore, a total of 3,254,022 share options to purchase a total of 3,254,022 ordinary shares that were granted in 2020 and January 2021 were outstanding as of the date of the Amended Registration Statement.

As disclosed on pages 56, 107, 227 and 248 of the Amended Registration Statement and the Company’s response letter previously submitted, as of the date of the Amended Registration Statement, the aggregate number of ordinary shares underlying the outstanding share options is 3,601,522, which includes both (i) the 3,254,022 share options that were granted in 2020 and January 2021 and (ii) the number of share options that were granted prior to 2020.

Business

Our Pipeline , page 139

3.              We note your updated graphics on page 141, 142 and 143, depicting your clinical development plan. Text in the graphics appear illegible. Please update these graphics accordingly. In addition, we note the graphics contain technical jargon, including “RP2D” and “Traditional 3+3,” and elsewhere in your registration statement we note technical terms, such as “SUV scores.” Define these terms in a way that a lay person can understand. In addition, please provide narrative disclosure to clarify your clinical development plant for each of your product candidates depicted in your updated graphics.

In response to the Staff’s comment, the Company has revised the disclosure by removing such graphics from the Amended Registration Statement.

The Company has also revised the disclosure on page 152 of the Amended Registration Statement to define the technical terms.

Deep, Broad, Differentiated Preclinical Discovery Pipeline, page 172

4.              We note your updated disclosure, including your updated pipeline chart on page 173. Please revise your chart to indicate the material stages you will need to complete before marketing your products. For instance, please add Phase I, II and III to your chart. In addition, your pipeline table includes three separate pre-clinical phases, which gives the impression that your product candidates are farther along in the clinical process. Please revise the table to eliminate the separate column for lead identification, as this stage is not sufficiently distinct. Also revise to delete the rows for any preclinical product candidate that is not currently material.

In response to the Staff’s comment, the Company has revised the disclosure by removing such chart from the Amended Registration Statement.

AI-Powered Antibody Discovery, page 176

5.              We note your updated disclosure and your claim that your “DPL platform is designed to substantially improve the probability of success for the overall R&D process.” Given the early stage of product candidates and your statement elsewhere that “the results of [y]our current and previous preclinical studies or clinical trials may not be predictive of future results,” please remove this claim or otherwise advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 176 of the Amended Registration Statement.

Compensation of Directors and Executive Officers, page 226

6.              Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 6.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 227 of the Amended Registration Statement.

Consolidated Statements of Comprehensive Loss, page F-4

7.              Please revise the presentation of expenses to remove the indentation for the administrative expenses line or otherwise clarify that this line is not included in research and development expenses. Please also address this comment for the parent only financial statements included in Note 18 and the interim financial statements.

In response to the Staff’s comment above regarding the format of presentation of administrative expenses and research and development expenses, the Company has revised its format of presentation on page F-4, F-43 and F-46 of the Amended Registration Statement.

17. Subsequent Events, page F-40

8.              Please expand your disclosures for the October 2020 and the January 2021 share option grants to include the exercise prices, the fair value of the options granted, and the period over which the compensation expense will be recognized. For the November 2020 share options modification, please disclose the amount of additional compensation expense recognized, the exercise price of the share options, and the amount the promissory notes issued.

In response to the Staff’s comment above regarding the disclosure of the October 2020 and the January 2021 share option grants and the November 2020 share options modification, the Company respectfully submits that it has revised the disclosure on page F-40, F-41, F-71 and F-72 of the Amended Registration Statement.

In addition, the Company has revised the subsequent events to further disclose the exercise prices, the fair value of the share options granted in October 2020 and January 2021 and also the period over which the compensation expense will be recognized.

For the November 2020 share options modification, the Company respectfully submits that there is no additional compensation expense recognized. The Company has revised the subsequent events to further disclose the exercise price at which the share options were exercised and the amount the promissory notes issued.

18. Condensed Financial Information of the Parent Company, page F-41

9.              We note your response to comment 4. While we note that your consolidated statements of cash flows includes separate line items for cash transactions with related parties, the parent only statements of cash flows does not include these line items. As previously requested, please disclose the related party transactions, including those transactions with the parent’s subsidiaries, recognized in your statements of cash flows in accordance with Article 4-08(k)(i) of Regulation S-K.

In response to the Staff’s comment above regarding the cash transactions with related parties on the parent only statements of cash flows, the Company has revised disclosure of the parent only statements of cash flows on page F-44 of the Amended Registration Statement.

General

10.       Refer to prior comment 2. You continue to describe your product candidates as “potent” on pages 6, 140, 148, 156, 157 and elsewhere. Revise these and all similar statements in the document.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 139, 147, 155, 156, 157 and 181 of the Amended Registration Statement.

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If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Steve Wang at +852 2533-1092 (xuelin.wang@davispolk.com) or Raymond Tam, the Company’s CFO, at +852 9873-6186 (raymond_tam@adagene.com), or Alex Zhuang of PricewaterhouseCoopers Zhong Tian LLP at +86 21-2323 3701 (alex.zhuang@cn.pwc.com).

Thanks for your time and attention.

Yours sincerely,

/s/ Li He

cc:

Mr.  Peter (Peizhi) Luo, Chief Executive Officer and Chairman
Mr.  Raymond Tam, Chief Financial Officer
Adagene Inc.

Benjamin Su, Esq., Partner
Michael E. Sullivan, Esq., Partner
Daying Zhang, Esq., Partner
Latham & Watkins LLP

Alex Zhuang, Engagement Leader
PricewaterhouseCoopers Zhong Tian LLP